October 28, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Essent Group Ltd.

Registration Statement on Form S-1

File No. 333-191193

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”),  the undersigned hereby join in the request of Essent Group Ltd. that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:45 p.m. ET on October 30, 2013 or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated October 21, 2013 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated October 21, 2013, through the date hereof:

Preliminary Prospectus, dated October 21, 2013:

8,708 copies were distributed to prospective underwriters, institutional investors, dealers and others.

Yours truly,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

BARCLAYS CAPITAL INC.

As Representatives of the Several Underwriters

By: Goldman, Sachs & Co.

By:	/s/ Adam T. Greene
Name: Adam T. Greene
Title: Vice President

By: J.P. Morgan Securities LLC

By:	/s/ Ray Craig
Name: Ray Craig
Title: Managing Director

By: Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President